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The Innovation Fund's portfolio of leading AI companies

The Innovation Fund is now invested in several of the top AI companies in the world.

Apr 23, 2024

We believe that large-scale technological changes occur in waves and that we are today at the beginning of the next big technological wave with AI.

We're therefore excited to share that the Innovation Fund is now invested in several of the top AI companies in the world.



OpenAI has produced several of the most influential breakthroughs in foundational AI research, including both the GPT and DALL·E series of models, and launched the first major consumer application of generative AI, ChatGPT.



Databricks is a global data, analytics, and AI company founded by the original creators of Apache Spark. The company provides a cloud-based platform to help enterprises build, scale, and govern data and AI.



Anthropic is an AI research and safety company that aims to build reliable, interpretable, and steerable frontier AI systems. Their mission is to ensure that transformative AI and its applications help people and society flourish.



Anyscale is the modern AI infrastructure trusted by leading companies like OpenAI, Uber, and Amazon to train and deploy their models using Ray, the most popular open-source framework for managing AI workloads.

INNOVATION FUND PORTFOLIO

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Innovation Fund
Podcast Script
April '24

:60 second read

For decades, venture capital has been one of the most prized investment strategies in the world. It was also borderline impossible to invest in for most of us.

However, a new fund is changing that forever and they've already raised over one hundred million dollars.

The Fundrise Innovation Fund allows you to invest in a portfolio of some of the world's top tech companies *before they go public*. With a minimum investment of just $10, now practically anyone can invest in venture capital.

It's *your turn* to get in early and build a portfolio of tech leaders, disruptors, and pioneers.

With the Fundrise Innovation Fund, the future is now open for investment.

Check out the Innovation Fund's impressive list of investments for yourself by visiting Fundrise.com/[SHOWURL].

Carefully consider the investment objectives, risks, charges, and expenses of the fundrise innovation fund before investing. This and other information can be found in the Fund's prospectus at Fundrise.com/Innovation. This is a paid advertisement.